UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Asbury Automotive Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043436104
(CUSIP Number)

STEPHEN RANERI
LIONEYE CAPITAL MANAGEMENT LLC
152 W. 57th Street, 10th Floor
New York, New York 10019
(212) 257-5690

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 911,997
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 911,997
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,997*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%*
14	TYPE OF REPORTING PERSON CO

____________________
* Includes 167,225 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE ONSHORE FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,085
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 114,085
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,085*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 21,131 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,085
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 114,085
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,085*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 21,131 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,153,105
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,153,105
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,105*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 330,000 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,105
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,105*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 330,000 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,105
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,105*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 330,000 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by LionEye Master Fund and LionEye Onshore and held in the LionEye Capital Management Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule B.  The aggregate purchase price of the 744,772 Shares beneficially owned by LionEye Master Fund is approximately $45,466,902 including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 167,225 Shares beneficially owned by LionEye Master Fund is approximately $929,699, including brokerage commissions. The aggregate purchase price of the 92,954 Shares beneficially owned by LionEye Onshore is approximately $6,362,307 including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 21,131 Shares beneficially owned by LionEye Onshore is approximately $117,631, including brokerage commissions. The aggregate purchase price of the 985,379 Shares held in the LionEye Capital Management Accounts is approximately $63,371,470, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 141,644 Shares held in the LionEye Capital Management Accounts is approximately $788,775, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,769,231 Shares outstanding as of October 22, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 22, 2014.

A.	LionEye Master Fund

(a)
As of the close of business on October 23, 2014, LionEye Master Fund beneficially owned 911,997 Shares, including 167,225 Shares underlying certain call options exercisable within 60 days of the date hereof.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 911,997
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 911,997
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LionEye Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 043436104

B.	LionEye Onshore

(a)
As of the close of business on October 23, 2014, LionEye Onshore beneficially owned 114,085 Shares, including 21,131 Shares underlying certain call options exercisable within 60 days of the date hereof.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 114,085
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 114,085
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LionEye Onshore since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	LionEye Advisors

(a)	LionEye Advisors, as the general partner of LionEye Onshore, may be deemed the beneficial owner of the 114,085 Shares beneficially owned by LionEye Onshore.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 114,085
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 114,085
4. Shared power to dispose or direct the disposition: 0

(c)
LionEye Advisors has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of LionEye Onshore since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	LionEye Capital Management

(a)
As of the close of business on October 23, 2014, 1,127,023 Shares were held in the LionEye Capital Management Accounts, including 141,644 Shares underlying certain call options exercisable within 60 days of the date hereof.  LionEye Capital Management, as the investment manager of LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts, may be deemed the beneficial owner of the (i) 911,997 Shares beneficially owned by LionEye Master Fund, (ii) 114,085 Shares beneficially owned by LionEye Onshore and (iii) 1,127,023 Shares held in the LionEye Capital Management Accounts.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,153,105
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,153,105
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 043436104

(c)
The transactions in the Shares by LionEye Capital Management through the LionEye Capital Management Accounts and on behalf of LionEye Master Fund and LionEye Onshore since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Messrs. Raneri and Rosen

(a)
Each of Messrs. Raneri and Rosen, as a managing member of each of LionEye Capital Management and LionEye Advisors, may be deemed the beneficial owner of the (i) 911,997 Shares beneficially owned by LionEye Master Fund, (ii) 114,085 Shares beneficially owned by LionEye Onshore and (iii) 1,127,023 Shares held in the LionEye Capital Management Accounts.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,153,105
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,153,105

(c)
None of Messrs. Raneri or Rosen has entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of LionEye Master Fund, LionEye Onshore and through the LionEye Capital Management Accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

LionEye Master Fund has purchased exchange-listed call options referencing an aggregate of 107,000 Shares, which have an exercise price of $65 per Share and expire on April 17, 2015. LionEye Onshore has purchased exchange-listed call options referencing an aggregate of 13,400 Shares, which have an exercise price of $65 per Share and expire on April 17, 2015. The LionEye Capital Management Accounts have purchased exchange-listed call options referencing an aggregate of 89,600 Shares, which have an exercise price of $65 per Share and expire on April 17, 2015.

CUSIP NO. 043436104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2014

LionEye Master Fund Ltd

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Director

LionEye Onshore Fund LP

By:	LionEye Advisors LLC General Partner

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

LionEye Advisors LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

CUSIP NO. 043436104

SCHEDULE A

Transactions in the Shares since the filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LIONEYE MASTER FUND LTD

Purchase of Common Stock	13,974	64.2341	09/24/2014
Purchase of Common Stock	36,214	64.6584	09/24/2014
Purchase of Common Stock(1)	9,182	64.4200	10/01/2014
Purchase of Common Stock	12,083	63.3000	10/01/2014
Purchase of Common Stock	6,283	62.5944	10/13/2014
Purchase of Common Stock	6,044	63.4913	10/14/2014
Purchase of Common Stock	25,500	64.0150	10/14/2014
Purchase of Common Stock	23,921	63.9450	10/14/2014
Purchase of Common Stock	2,678	62.9268	10/15/2014
Purchase of Common Stock	23,109	63.0032	10/22/2014

Purchase of Call Option(4)	700	75.0500	10/01/2014
Sale of Call Option(4)	(121,200)	75.0100	10/14/2014
Purchase of Call Option(5)	107,000	70.0762	10/14/2014

LIONEYE ONSHORE FUND LP

Purchase of Common Stock	1,794	64.2341	09/24/2014
Purchase of Common Stock	4,648	64.6584	09/24/2014
Sale of Common Stock(2)	(1,115)	64.4200	10/01/2014
Purchase of Common Stock	1,508	63.3000	10/01/2014
Purchase of Common Stock	785	62.5944	10/13/2014
Purchase of Common Stock	754	63.4913	10/14/2014
Purchase of Common Stock	3,183	64.0150	10/14/2014
Purchase of Common Stock	2,985	63.9450	10/14/2014
Purchase of Common Stock	334	62.9268	10/15/2014
Purchase of Common Stock	2,885	63.0032	10/22/2014

Sale of Call Option(4)	(600)	75.0500	10/01/2014
Sale of Call Option(4)	(15,100)	75.0100	10/14/2014
Purchase of Call Option(5)	13,400	70.0762	10/14/2014

LIONEYE CAPITAL MANAGEMENT LLC
(Through the LionEye Capital Management Accounts)

Purchase of Common Stock	3,321	64.2341	09/24/2014
Purchase of Common Stock	8,609	64.6584	09/24/2014
Purchase of Common Stock	2,341	64.2341	09/24/2014
Purchase of Common Stock	6,068	64.6584	09/24/2014
Purchase of Common Stock	2,995	64.2341	09/24/2014

CUSIP NO. 043436104

Purchase of Common Stock	7,763	64.6584	09/24/2014
Purchase of Common Stock	3,417	64.2341	09/24/2014
Purchase of Common Stock	8,856	64.6584	09/24/2014
Sale of Common Stock(3)	(5,513)	64.4200	10/01/2014
Purchase of Common Stock	2,737	63.3000	10/01/2014
Sale of Common Stock(3)	(566)	64.4200	10/01/2014
Purchase of Common Stock	1,992	63.3000	10/01/2014
Purchase of Common Stock	794	63.3000	10/01/2014
Sale of Common Stock(3)	(1,988)	64.4200	10/01/2014
Purchase of Common Stock	2,886	63.3000	10/01/2014
Purchase of Common Stock	1,270	62.5944	10/13/2014
Purchase of Common Stock	842	62.5944	10/13/2014
Purchase of Common Stock	1,222	62.5944	10/13/2014
Purchase of Common Stock	1,389	62.5944	10/13/2014
Purchase of Common Stock	1,364	63.4913	10/14/2014
Purchase of Common Stock	5,752	64.0150	10/14/2014
Purchase of Common Stock	5,395	63.9450	10/14/2014
Purchase of Common Stock	991	63.4913	10/14/2014
Purchase of Common Stock	4,183	64.0150	10/14/2014
Purchase of Common Stock	3,923	63.9450	10/14/2014
Purchase of Common Stock	1,261	63.4913	10/14/2014
Purchase of Common Stock	5,316	64.0150	10/14/2014
Purchase of Common Stock	4,987	63.9450	10/14/2014
Purchase of Common Stock	1,438	63.4913	10/14/2014
Purchase of Common Stock	6,066	64.0150	10/14/2014
Purchase of Common Stock	5,689	63.9450	10/14/2014
Purchase of Common Stock	604	62.9268	10/15/2014
Purchase of Common Stock	439	62.2968	10/15/2014
Purchase of Common Stock	558	62.9268	10/15/2014
Purchase of Common Stock	636	62.9268	10/15/2014
Purchase of Common Stock	5,213	63.0032	10/22/2014
Purchase of Common Stock	3,791	63.0032	10/22/2014
Purchase of Common Stock	4,818	63.0032	10/22/2014
Purchase of Common Stock	5,497	63.0032	10/22/2014

Purchase of Call Option(4)	1,500	75.0500	10/01/2014
Sale of Call Option(4)	(600)	75.0500	10/01/2014
Sale of Call Option(4)	(1,000)	75.0500	10/01/2014
Sale of Call Option(4)	(27,400)	75.0100	10/14/2014
Sale of Call Option(4)	(19,900)	75.0100	10/14/2014
Sale of Call Option(4)	(26,100)	75.0100	10/14/2014
Sale of Call Option(4)	(28,800)	75.0100	10/14/2014
Purchase of Call Option(5)	24,200	70.0762	10/14/2014
Purchase of Call Option(5)	17,600	70.0762	10/14/2014
Purchase of Call Option(5)	22,300	70.0762	10/14/2014
Purchase of Call Option(5)	25,500	70.0762	10/14/2014

CUSIP NO. 043436104

______________

(1) Represents a cross trade of securities to LionEye Master Fund Ltd from the LionEye Capital Management Accounts and LionEye Onshore Fund LP.

(2) Represents a cross trade of securities from LionEye Onshore Fund LP to LionEye Master Fund Ltd.

(3)Represents a cross trade of securities from LionEye Capital Management Accounts to LionEye Master Fund Ltd.

(4) Represents Shares underlying certain exchange-listed call options with an exercise price of $75 per Share. These call options were sold prior to their October 18, 2014 expiration date.

(5) Represents Shares underlying certain exchange-listed call options with an exercise price of $65 per Share. These call options expire on April 17, 2015.